Dreyfus
High Yield
Strategies Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.
A MELLON FINANCIAL COMPANY℠

Dreyfus High Yield Strategies Fund

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus High Yield Strategies Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Jon Uhrig and John McNichols.

Rising energy prices, an improving labor market and robust economic growth appear to have rekindled investors' inflation concerns. Indeed, in its comments accompanying its latest increase in short-term interest rates, the Federal Reserve Board's Federal Open Market Committee indicated that pricing power is "more evident." As a result, most sectors of the U.S. bond market recently gave back a portion of the reporting period's earlier gains.

Nonetheless, most analysts agree that fixed-income securities have held up well compared to previous periods of rising short-term interest rates. Strong demand from domestic and foreign investors have supported prices of U.S. Treasury securities, and stronger balance sheets and better business conditions have bolstered prices of corporate bonds. In our view, the bond market's surprising strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Jon Uhrig and John McNichols, Portfolio Managers

How did Dreyfus High Yield Strategies Fund perform during the period?

For the 12-month period ended March 31, 2005, the fund achieved a total return of 8.76% (on a net asset value basis) and produced aggregate income dividends of $0.4975 per share.[1] In comparison, the Merrill Lynch High Yield Master II Index (the "Index") achieved a total return of 6.94% for the same period.[2]

High-yield bonds continued to rally before encountering heightened volatility in the closing weeks of the reporting period. As default rates declined and business conditions improved, high-yield bonds represented one of the better-performing fixed-income asset classes for the reporting period overall. The fund benefited from attractive returns from bonds issued by companies in the chemicals, utilities, telecommunications and health care sectors.

On January 28, 2005, Jon Uhrig and John McNichols became the fund's primary and secondary portfolio managers. Each is a dual employee of Dreyfus and Standish Mellon Asset Management, a subsidiary of Mellon Financial Corporation and a Dreyfus affiliate. They apply Standish's proprietary processes in managing the fund. Mr. Uhrig is the head of high-yield trading at Standish and has been employed by Standish Mellon since 1997. Mr. McNichols is the director of credit research and investment for Standish Mellon and has been employed by Standish Mellon since 1993.

What is the fund's investment approach?

The fund primarily seeks high current income. The fund will also seek capital growth as a secondary objective, to the extent consistent with its objective of seeking high current income. The fund invests primarily in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may include companies in early stages of development and companies with a highly leveraged financial structure. To compensate investors for taking on greater risk, such companies typically must offer higher yields than those offered by more established or conservatively financed companies.

What other factors influenced the fund's performance?

High-yield bonds continued to gain value through much of the reporting period, adding to the strong returns achieved in 2003 and early 2004. Many issuers had strengthened their balance sheets during the previous economic downturn by refinancing older debt at lower rates, which positioned them well for the ensuing economic recovery. As a result, default rates among high-yield issuers fell toward historically low levels and credit-rating upgrades exceeded downgrades, causing yield differences ("spread") between high-yield corporate bonds and U.S. Treasury securities to narrow below historical norms. All other things being equal, a narrowing of high-yield bond spreads results in price appreciation for such bonds.

Although the rally persisted through the first two months of 2005, the corporate bond market encountered headwinds in March when General Motors, one of the corporate sector's largest issuers, reported disappointing earnings and was placed on a major rating agency's "watch list" for a possible downgrade to high-yield status. In addition, surging energy prices and renewed inflation concerns led many investors to adopt the view that economic growth might slow, potentially hurting business conditions for high-yield companies.

Until March 2005, investors tended to favor lower-rated, more speculative credits over bonds with ratings toward the higher end of the high-yield range. Investors appeared to be less sensitive to risk in their quest to find investments that pay high levels of current income. In this environment, the fund received strong contributions to performance from its holdings in the chemicals industry, which generally benefited from rising demand from manufacturers in the United States and abroad. Other strong performers included telephone services provider Fairpoint Communications, which indicated that it may choose to buy back its bonds at favorable prices; and electric utility Allegheny Energy Statutory Trust, which has improved its balance sheet. Province Healthcare, which was acquired by a financially stronger company during the reporting period and performed well, was sold after the end of the reporting period.

These gains were partially offset by market weakness in March, which was particularly severe among auto parts suppliers that depend on the major automobile manufacturers for revenues. Many of these companies have been unable to pass along higher commodity prices to their customers, potentially eroding their earnings. Similarly, airlines continued to struggle with higher fuel and security costs. The fund's relative performance also was undermined late in the reporting period when it was underweighted in its holdings of bonds issued by telecommunications service providers AT&T and MCI, both of which were part of the benchmark and gained value when they were acquired by financially stronger companies.

What is the fund's current strategy?

Since we assumed responsibility for the fund's management at the end of January 2005, we have attempted to upgrade its credit profile by reducing its holdings of "triple-C" rated bonds and focusing more intently on securities with "double-B" credit ratings as well as issuers that appear to be poised for credit-rating upgrades to the investment-grade range. We have found a number of such opportunities in the defense, paper and forest products, gaming and oil and gas pipeline industries. In our view, a higher-quality credit profile and a firmer emphasis on issuers' credit characteristics are prudent strategies in today's changing market conditions.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation and the fund's administrator pursuant to an agreement in effect through October 31, 2005, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. - Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

SELECTED INFORMATION

March 31, 2005 (Unaudited)

Market Price per share March 31, 2005	$4.40
Shares Outstanding March 31, 2005	71,487,233
New York Stock Exchange Ticker Symbol	DHF

MARKET PRICE (NEW YORK STOCK EXCHANGE)

	Fiscal Year Ended March 31, 2005			
	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004	Quarter Ended December 31, 2004	Quarter Ended March 31, 2005
High	$5.95	$4.83	$5.01	$4.85
Low	4.01	4.60	4.75	4.28
Close	4.56	4.79	4.77	4.40

PERCENTAGE GAIN (LOSS) based on change in Market Price*

April 29, 1998 (commencement of operations) through March 31, 2005	(23.35)%
April 1, 2004 through March 31, 2005	(10.95)
July 1, 2004 through March 31, 2005	4.06
October 1, 2004 through March 31, 2005	(3.42)
January 1, 2005 through March 31, 2005	(6.15)

NET ASSET VALUE PER SHARE

April 29, 1998 (commencement of operations)	$15.00
March 31, 2004	4.76
June 30, 2004	4.62
September 30, 2004	4.77
December 31, 2004	4.91
March 31, 2005	4.67

PERCENTAGE GAIN (LOSS) based on change in Net Asset Value*

April 29, 1998 (commencement of operations) through March 31, 2005	(18.69)%
April 1, 2004 through March 31, 2005	8.76
July 1, 2004 through March 31, 2005	8.95
October 1, 2004 through March 31, 2005	2.88
January 1, 2005 through March 31, 2005	(3.28)

* *With dividends reinvested.*

STATEMENT OF INVESTMENTS

March 31, 2005

Bonds and Notes—128.9%	Principal Amount ($)	Value ($)
Advertising–.4%		
RH Donnelley Financial:		
Sr. Notes, 8.875%, 2010	660,000 a,b	722,700
Sr. Sub. Notes, 10.875%, 2012	551,000 a,b	637,783
		1,360,483
Aerospace & Defense—1.5%		
Argo-Tech,		
Sr. Notes, 9.25%, 2011	1,182,000	1,276,560
BE Aerospace,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	1,239,000 b	1,260,682
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	438,000 a	440,190
Transdigm,		
Sr. Sub. Notes, 8.375%, 2011	1,955,000	2,016,094
		4,993,526
Agricultural–.2%		
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	685,000	**811,725**
Airlines—1.7%		
AMR,		
Debs., 9.75%, 2021	2,400,000 b	1,584,000
Delta Airlines,		
Pass-Through Ctfs.,		
Ser. 2001-1, Cl. B, 7.711%, 2013	1,317,000	745,932
Northwest Airlines:		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	1,619,722 b	1,348,362
Sr. Notes, 10%, 2009	2,403,000 b	1,513,890
United AirLines,		
Enhanced Pass-Through Ctfs.,		
Ser. 1997-1A, 2.63%, 2049	694,354 c	641,704
		5,833,888
Auto Manufacturing–.4%		
Navistar International,		
Sr. Notes, 7.5%, 2011	1,292,000 b	**1,308,150**
Automotive, Trucks & Parts—1.9%		
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	2,959,000 b	2,914,615
HLI Operating,		
Sr. Notes, 10.5%, 2010	278,000 b	259,930

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts (continued)		
Polypore,		
Sr. Discount Notes, 0/10.50%, 2012	2,003,000 [a,d]	1,171,755
United Components,		
Sr. Sub. Notes, 9.375%, 2013	675,000 [b]	676,688
Visteon,		
Sr. Notes, 8.25%, 2010	1,475,000	1,408,625
		6,431,613
Building & Construction−1.9%		
Asia Aluminum,		
Secured Notes, 8%, 2011	355,000 [a]	342,575
Goodman Global,		
Sr. Sub. Notes, 7.875%, 2012	438,000 [a]	402,960
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	1,319,000	1,279,430
Owens Corning,		
Debs., 7.5%, 2018	2,826,000 [e]	1,843,965
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	2,370,000 [b]	2,580,338
		6,449,268
Chemicals−8.5%		
Crompton,		
Sr. Notes, 9.875%, 2012	3,068,000	3,528,200
Huntsman:		
Sr. Notes, 9.875%, 2009	438,000	475,230
Sr. Secured Notes, 11.625%, 2010	909,000 [b]	1,068,075
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	3,516,000 [b]	3,674,220
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	4,508,000 [b]	4,846,100
OM Group,		
Sr. Sub. Notes, 9.25%, 2011	4,128,000 [b]	4,272,480
PQ,		
Sr. Sub. Notes, 7.5%, 2013	250,000 [a]	247,500
Resolution Performance Products/Capital,		
Sr. Secured Notes, 8%, 2009	692,000	730,060
Rhodia:		
Sr. Notes, 7.625%, 2010	3,183,000 [b]	3,151,170
Sr. Notes, 10.25%, 2010	4,454,000 [b]	4,877,130

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Chemicals (continued)		
Rockwood Specialties, Sr. Sub. Notes, 10.625%, 2011	1,380,000 b	1,538,700
		28,408,865
Commercial Services−1.5%		
Brickman, Sr. Sub. Notes, Ser. B, 11.75%, 2009	888,000 b	1,007,880
Corrections Corp. of America Sr. Notes, 6.25%, 2013	2,475,000 a	2,388,375
United Rentals North America, Sr. Sub. Notes, 7.75%, 2013	1,571,000	1,531,725
		4,927,980
Consumer Products−1.5%		
Ames True Temper, Sr. Sub. Notes, 10%, 2012	1,290,000	1,102,950
Amscan, Sr. Sub. Notes, 8.75%, 2014	1,669,000 b	1,627,275
Playtex Products, Sr. Sub. Notes, 9.375%, 2011	2,264,000 b	2,365,880
		5,096,105
Diversified Financial Services−3.0%		
BCP Caylux Holdings Luxembourg SCA, Sr. Sub. Notes, 9.625%, 2014	1,950,000 a,b	2,232,750
FINOVA, Notes, 7.5%, 2009	2,514,960 b	1,100,295
Glencore Funding, Notes, 6%, 2014	1,150,000 a	1,095,510
K&F Acquisition, Sr. Sub. Notes, 7.75%, 2014	560,000 a	546,000
Stena, Sr. Notes, 7.5%, 2013	1,170,000	1,164,150
Trump Casino Holdings/Funding, First Priority Mortgage Notes, 12.625%, 2010	3,503,000 b	3,827,027
		9,965,732
Electric Utilities−10.7%		
Allegheny Energy Statutory Trust 2001:		
Secured Notes, 10.25%, 2007	2,880,460 a,b	3,197,311
Secured Notes, 13%, 2007	85,539 a,b	96,231

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
Allegheny Energy Supply:		
Bonds, 8.75%, 2012	6,929,000 a,b	7,379,385
Notes, 7.8%, 2011	840,000	875,700
CMS Energy,		
Sr. Notes, 9.875%, 2007	2,442,000 b	2,661,780
Calpine:		
Secured Notes, 8.5%, 2010	1,560,000 a,b	1,232,400
Secured Notes, 8.75%, 2013	2,963,000 a,b	2,251,880
Secured Notes, 9.875%, 2011	903,000 a,b	717,885
Calpine Generating,		
Secured Notes, 8.44%, 2010	961,000 b,c	941,780
Secured Notes, 11.168%, 2011	216,000 b,c	207,360
FPL Energy National Wind,		
Notes, 6.125%, 2019	800,000 a	795,732
Mirant,		
Sr. Notes, 7.4%, 2004	1,558,000 a,e	1,223,030
Nevada Power:		
First Mortgage, 6.50%, 2012	478,000 b	495,925
Mortgage Bonds, Ser. A, 8.25%, 2011	1,091,000	1,216,465
Notes, Ser. E, 10.875%, 2009	977,000	1,099,125
Reliant Energy:		
Sr. Secured Notes, 9.25%, 2010	4,913,000 b	5,281,475
Sr. Secured Notes, 9.5%, 2013	1,480,000	1,616,900
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 2012	425,000	433,500
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	1,932,000 b	2,067,240
TXU,		
Notes, 5.55%, 2014	2,225,000 a	2,114,954
		35,906,058
Electrical & Electronics—1.8%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	1,950,000 b	2,076,750
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	2,322,000 b	2,536,785
Imax,		
Sr. Notes, 9.625%, 2010	919,000 b	987,925
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	465,000	481,275
		6,082,735

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Entertainment−1.3%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	1,501,000 b	1,649,224
Cinemark USA,		
Sr. Sub. Notes, 9%, 2013	90,000	98,100
Intrawest,		
Sr. Notes, 7.5%, 2013	133,000	133,997
Penn National Gaming,		
Sr. Sub. Notes, 6.75%, 2015	540,000 a	534,600
Six Flags,		
Sr. Notes, 9.625%, 2014	1,920,000 b	1,780,800
		4,196,721
Environmental Control−5.2%		
Allied Waste:		
Sr. Notes, Ser. B, 6.375%, 2011	4,186,000 b	3,913,910
Sr. Notes, Ser. B, 8.5%, 2008	2,724,000	2,805,720
Sr. Notes, Ser. B, 8.875%, 2008	6,285,000	6,528,544
Sr. Notes, Ser. B, 9.25%, 2012	1,823,000	1,959,725
Geo Sub,		
Sr. Notes, 11%, 2012	840,000 b	865,200
IMCO Recycling Escrow,		
Sr. Notes, 9%, 2014	223,000 a	235,265
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	896,000 b	978,880
		17,287,244
Food & Beverages−4.1%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	225,000 b	234,562
Corn Products International:		
Sr. Notes, 8.25%, 2007	863,000	932,091
Sr. Notes, 8.45%, 2009	863,000	974,506
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	1,879,000 b	2,043,412
Dole Food:		
Debs., 8.75%, 2013	665,000 b	714,875
Sr. Notes, 8.625%, 2009	919,000 b	969,545
Sr. Notes, 8.875%, 2011	1,333,000 b	1,439,640
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	395,000	406,850
Land O'Lakes,		
Sr. Notes, 8.75%, 2011	1,647,000 b	1,651,117

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Food & Beverages (continued)		
National Beef Packing,		
Sr. Notes, 10.5%, 2011	904,000 [b]	926,600
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	1,080,000	928,800
Stater Brothers,		
Sr. Notes, 8.125%, 2012	2,375,000	2,303,750
		13,525,748
Gaming & Lodging−7.5%		
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	2,548,000 [b]	3,006,640
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	878,000	959,215
Kerzner International,		
Notes, 8.875%, 2011	1,311,000 [b]	1,412,603
MGM Mirage,		
Notes, 8.5%, 2010	2,858,000 [b]	3,143,800
Mandalay Resort,		
Sr. Notes, 6.5%, 2009	1,825,000 [b]	1,852,375
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	2,225,000 [a]	2,191,625
Sr. Sub. Notes, 6.375%, 2009	1,800,000 [b]	1,795,500
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2010	1,140,000 [b]	1,248,300
Sr. Sub. Notes, 8.875%, 2008	1,848,000 [b]	2,030,490
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	4,752,000 [b]	5,435,100
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	690,000 [a,b]	720,187
Wynn Las Vegas Capital,		
First Mortgage Notes, 6.625%, 2014	1,331,000 [a]	1,271,105
		25,066,940
Health Care−6.6%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	860,000	954,600
Coventry Health Care,		
Sr. Notes, 8.125%, 2012	135,000	147,150
DaVita,		
Sr. Sub. Notes, 7.25%, 2015	1,225,000 [a]	1,206,625

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Health Care (continued)		
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	791,000 b	869,111
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	2,704,000 b	2,697,240
Healthsouth:		
Sr. Notes, 6.875%, 2005	920,000	913,100
Sr. Notes, 7%, 2008	2,801,000 b	2,737,978
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	2,034,000 b	2,270,452
Tenet HealthCare:		
Notes, 7.375%, 2013	3,883,000 b	3,679,142
Sr. Notes, 9.875%, 2014	3,463,000	3,618,835
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	2,918,000	2,881,525
		21,975,758
Machinery—2.6%		
Case New Holland:		
Sr. Notes, 6%, 2009	840,000 a,b	802,200
Sr. Notes, 9.25%, 2011	2,245,000 a,b	2,402,150
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	3,100,000 a	3,053,500
Terex,		
Sr. Sub. Notes, Ser. B, 10.375%, 2011	2,250,000 b	2,458,125
		8,715,975
Manufacturing—1.3%		
Bombardier,		
Notes, 6.3%, 2014	1,275,000 a	1,077,375
JB Poindexter,		
Sr. Notes, 8.75%, 2014	2,259,000 a,b	2,259,000
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	1,044,000 b	981,360
		4,317,735
Media—14.8%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	1,550,000 e	1,302,000
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	860,000	890,100

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Media (continued)		
CSC Holdings:		
Sr. Notes, 6.75%, 2012	2,855,000 a,b	2,847,863
Sr. Notes, Ser. B, 8.125%, 2009	1,150,000	1,219,000
Charter Communications Holdings:		
Sr. Discount Notes,		
0/11.75%, 2011	5,465,000 b,d	3,798,175
Sr. Notes, 8.75%, 2013	4,546,000 b	4,568,730
Sr. Notes, 10.25%, 2010	3,693,000 b	3,785,325
Sr. Notes, 10.75%, 2009	3,960,000 b	3,267,000
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	178,000	196,690
Sr. Sub. Notes, Ser. B, 12.125%, 2012	2,060,000 b	2,451,400
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	4,165,000 b	4,664,800
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	450,000 b	488,250
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	1,268,000 a	1,407,480
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	1,392,000 b,d	1,030,080
Lodgenet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	419,000 b	458,805
Nexstar Finance:		
Sr. Discount Notes,		
0/11.375%, 2013	2,245,000 b,d	1,773,550
Sr. Sub. Notes, 7%, 2014	2,993,000 b,d	2,843,350
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	2,898,000 b,e	1,713,442
Radio One,		
Sr. Sub. Notes, Ser. B,		
8.875%, 2011	220,000	236,500
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	2,121,000	2,295,982
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	5,427,000 b	5,698,350
Young Broadcasting:		
Sr. Sub. Notes, 8.75%, 2014	2,176,000	2,072,640
Sr. Sub. Notes, 10%, 2011	435,000	446,962
		49,456,474

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Mining & Metals—2.7%		
AK Steel:		
Sr. Notes, 7.75%, 2012	3,191,000 [b]	3,087,293
Sr. Notes, 7.875%, 2009	915,000 [b]	901,275
CSN Islands VIII,		
Sr. Notes, 10%, 2015	1,315,000 [a]	1,361,025
Consol Energy,		
Notes, 7.875%, 2012	3,182,000 [b]	3,500,200
		8,849,793
Oil & Gas—8.5%		
Coastal:		
Notes, 7.625%, 2008	3,893,000 [b]	3,922,198
Notes, 7.75%, 2010	3,942,000 [b]	3,961,710
Sr. Debs., 6.5%, 2008	862,000 [b]	849,070
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	460,000 [a]	445,717
El Paso Production,		
Sr. Notes, 7.75%, 2013	2,321,000 [b]	2,361,617
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	921,000 [b]	967,050
Sr. Notes, 9%, 2014	1,263,000 [b]	1,357,725
Hanover Equipment Trust,		
Sr. Secured Notes, Ser. B, 8.75%, 2011	3,912,000 [b]	4,146,720
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	891,000 [a]	1,270,789
Sr. Notes, 6%, 2008	4,497,000 [a,b]	7,161,472
Pogo Producing,		
Sr. Sub. Notes, 6.625%, 2015	1,875,000 [a]	1,884,375
		28,328,443
Packaging & Containers—4.1%		
Berry Plastics,		
Sr. Sub. Notes, 10.75%, 2012	275,000	311,438
Crown European,		
Sr. Secured Notes, 9.5%, 2011	250,000	275,625
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	876,000	904,470
Owens-Brockway:		
Sr. Notes, 6.75%, 2014	445,000 [a]	438,325
Sr. Notes, 8.25%, 2013	450,000 [b]	478,125

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Packaging & Containers (continued)		
Owens-Brockway (continued):		
Sr. Secured Notes, 7.75%, 2011	900,000 b	947,250
Sr. Secured Notes, 8.75%, 2012	133,000	145,967
Sr. Secured Notes, 8.875%, 2009	1,000,000 b	1,072,500
Owens-Illinois,		
Debs., 7.8%, 2018	1,635,000	1,671,787
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	1,437,000 b,d	1,300,485
Sr. Secured Notes, 11.125%, 2009	443,000 b	445,215
Sr. Sub. Notes, 13%, 2010	900,000	765,000
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	800,000	804,000
Stone Container:		
Sr. Notes, 8.375%, 2012	662,000 b	686,825
Sr. Notes, 9.75%, 2011	2,525,000 b	2,714,375
Tekni-Plex,		
Secured Notes, 8.75%, 2013	845,000 a	804,862
		13,766,249
Paper & Forest Products—4.2%		
Appleton Papers,		
Sr. Sub Notes, 9.75%, 2014	2,709,000 b	2,844,450
Buckeye Technologies:		
Sr. Notes, 8.5%, 2013	1,150,000 b	1,213,250
Sr. Sub Notes, 9.25%, 2008	800,000 b	800,000
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	1,772,000 b	1,865,030
Sr. Notes, 8.875%, 2010	3,051,000 b	3,420,934
Sr. Notes, 9.375%, 2013	3,454,000 b	3,877,115
		14,020,779
Pipelines—4.6%		
ANR Pipeline:		
Debs., 7.375%, 2024	50,000	51,840
Notes, 8.875%, 2010	2,230,000 b	2,422,696
Sr. Notes, 7%, 2025	95,000	94,794
Dynegy,		
Secured Notes, 9.875%, 2010	5,415,000 a,b	5,827,894
Secured Notes, 10.125%, 2013	3,550,000 a,b	3,887,250
Southern Natural Gas,		
Notes, 8.875%, 2010	1,795,000 b	1,955,293
Williams Cos.,		
Notes, 7.125%, 2011	1,000,000 b	1,048,750
		15,288,517

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Real Estate Investment Trust−1.3%		
BF Saul,		
Sr. Secured Notes, 7.5%, 2014	1,985,000	2,069,363
Host Marriott,		
Sr. Notes, Ser. M, 7%, 2012	2,150,000	2,139,250
		4,208,613
Retail−1.7%		
JC Penney,		
Sr. Notes, 8%, 2010	1,472,000 [b]	1,479,360
Remington Arms,		
Sr. Notes, 10.5%, 2011	335,000 [b]	331,650
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	1,035,000 [b]	1,055,700
Sr. Secured Notes, 12.5%, 2006	899,000	993,395
Saks,		
Notes, 7.5%, 2010	876,000	854,100
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	966,000	990,150
		5,704,355
Structured Index−4.3%		
Dow Jones CDX,		
Credit Linked Notes, Ser. 3-1, 7.75%, 2009	14,806,000 [a,f]	**14,472,865**
Technology−1.5%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	1,163,000 [b]	1,398,508
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	3,190,000	3,297,662
MagnaChip Semiconductor Finance,		
Sr. Sub. Notes, 8%, 2014	250,000 [a]	256,875
		4,953,045
Telecommunications−13.9%		
American Tower:		
Sr. Notes, 7.125%, 2012	1,329,000	1,329,000
Sr. Notes, 9.375%, 2009	999,000 [b]	1,053,945
Sr. Sub. Notes, 7.25%, 2011	1,100,000 [b]	1,141,250
American Tower Escrow,		
Discount Notes, 0%, 2008	450,000 [b]	339,750
Crown Castle International:		
Sr. Notes, 7.5%, 2013	2,321,000 [b]	2,558,903
Sr. Notes, 9.375%, 2011	2,695,000 [b]	2,944,288
Sr. Notes, 10.75%, 2011	1,000,000 [b]	1,072,500
Sr. Notes, Ser. B, 7.5%, 2013	2,133,000 [b]	2,351,633

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Innova S de RL,		
Notes, 9.375%, 2013	1,814,000	2,018,075
Intelsat Bermuda:		
Sr. Notes, 7.805%, 2012	1,250,000 a,c	1,275,000
Sr. Notes, 8.25%, 2013	1,370,000 a	1,390,550
MCI,		
Sr. Notes, 8.735%, 2014	40,000	44,100
Nextel Partners,		
Sr. Notes, 12.5%, 2009	1,073,000 b	1,185,665
Pegasus Satellite Communications,		
Sr. Notes, 12.375%, 2006	677,000 e	400,276
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	2,645,000 a,c	2,734,269
Bank Note, Ser. B, 6.95%, 2010	500,000 a,c	501,250
Qwest Services:		
Notes, 14.5%, 2014	2,530,000 a	3,067,625
Sr. Secured Notes, 13.5%, 2007	4,803,000 a	5,367,353
Roger Wireless,		
Sr. Secured Notes, 9.625%, 2011	1,000,000 b	1,140,000
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	6,205,000 b,d	5,382,838
Spectrasite,		
Sr. Notes, 8.25%, 2010	1,763,000	1,846,743
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	1,330,000 a	1,472,975
US Unwired,		
Second Priority Sr. Secured Notes,		
Ser. B, 10%, 2012	2,172,000	2,416,350
Western Wireless,		
Sr. Notes, 9.25%, 2013	3,026,000	3,464,770
		46,499,108
Textiles & Apparel—1.1%		
Dan River,		
Sr. Notes, 12.75%, 2009	1,831,000 a,e,g	0
INVISTA,		
Notes, 9.25%, 2012	1,210,000 a	1,337,050
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	2,166,000 b	2,371,770
		3,708,820

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Transportation−2.6%		
CHC Helicopter, Sr. Sub. Notes, 7.375%, 2014	1,476,000 b	1,444,635
Gulfmark Offshore, Sr. Notes, 7.75%, 2014	1,745,000 a	1,806,075
TFM, S.A. de C.V., Sr. Notes, 10.25%, 2007	5,000,000 b	5,325,000
		8,575,710
Total Bonds and Notes (cost $417,198,634)		**430,495,020**

Preferred Stock−3.6%	Shares	Value ($)
Diversified Financial Services−1.5%		
Sovereign Capital Trust II, Cum. Conv., $2.1875	92,250	4,370,344
Williams Holdings Of Delaware, Cum. Conv., $2.75	6,650 a	605,150
		4,975,494
Media−2.1%		
Paxson Communications:		
Cum., $1,325	3	22,882
Cum. Conv., $975	863 a	3,624,835
Spanish Broadcasting System Cum. Conv., Ser. B, $107.5	2,964	3,267,553
		6,915,270
Total Preferred Stocks (cost $16,261,818)		**11,890,764**

Common Stock−.2%		
Telecommunications−.2%		
AboveNet	17,570 h	579,810
Horizon PCS, Cl. A	718 h	18,668
		598,478
Textiles & Apparel−.0%		
Dan River	58,891 g,h	**36,630**
Total Common Stocks (cost $1,657,150)		**635,108**

Other–.1%	Shares	Value ($)
Chemicals–.1%		
Huntsman (warrants)	436 a,h	**228,791**
Telecommunications–.0%		
AboveNet (warrants)	7,395 h	96,135
AboveNet (warrants)	8,700 h	78,300
		174,435
Total Other		
(cost $327,058)		**403,226**

Other Investments–.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $112,000)	112,000 i	**112,000**

Total Investments (cost $435,556,660)	**132.8%**	**443,536,118**
Liabilities, Less Cash and Receivables	**(32.8%)**	**(109,669,871)**
Net Assets	**100.0%**	**333,866,247**

a *Securities exempt from registration under Rule 144A of Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, these securities amounted to $110,468,253 or 33.1% of net assets.*
b *Collateral for Revolving Credit and Security Agreement.*
c *Variable rate security—interest rate subject to periodic change.*
d *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
e *Non-income producing security in default.*
f *Security linked to a portfolio of debt securities.*
g *The value of these securities has been determined in good faith under the direcion of the Board of Trustees.*
h *Non-income producing security.*
i *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Media	14.8	Structured Index	4.3
Telecommunications	13.9	Paper & Forest Products	4.2
Electric Utilities	10.7	Food & Beverages	4.1
Chemicals	8.5	Packaging & Containers	4.1
Oil & Gas	8.5	Preferred Stock	3.6
Gaming & Lodging	7.5	Diversified Financial Services	3.0
Health Care	6.6	Other	29.2
Environmental Control	5.2		
Pipelines	4.6		**132.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	435,444,660	443,424,118
Affiliated issuers	112,000	112,000
Cash denominated in foreign currencies	611	643
Dividends and interest receivable		9,055,478
Receivable for investment securities sold		616,729
Prepaid expenses		62,140
		453,271,108
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		323,059
Due to Shareholder Servicing Agent–Note 3(b)		27,255
Cash overdraft due to Custodian		21,085
Loan payable–Note 2		114,000,000
Dividends payable		2,859,489
Payable for investment securities purchased		1,623,625
Interest and loan fees payable–Note 2		292,288
Accrued expenses		258,060
		119,404,861
Net Assets ($)		**333,866,247**
Composition of Net Assets ($):		
Paid-in capital		992,497,112
Accumulated distributions in excess of investment income–net		(2,400,983)
Accumulated net realized gain (loss) on investments		(664,209,372)
Accumulated net unrealized appreciation (depreciation) on investments		7,979,490
Net Assets ($)		**333,866,247**
Shares Outstanding		
(unlimited number of of $.001 par value shares of Beneficial Interest authorized)		71,487,233
Net Asset Value, per share ($)		**4.67**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2005

Investment Income ($):	
Interest	38,824,249
Dividends:	
Unaffiliated issuers	1,035,537
Affiliated issuers	263,988
Total Income	**40,123,774**
Expenses:	
Management fee–Note 3(a)	4,293,599
Interest expense–Note 2	3,097,640
Shareholder servicing costs–Note 3(a,b)	505,698
Trustees' fees and expenses–Note 3(c)	186,519
Professional fees	123,096
Shareholders' reports	122,816
Registration fees	67,825
Custodian fees–Note 3(a)	48,340
Miscellaneous	108,745
Total Expenses	**8,554,278**
Less–reduction in management fee and shareholder servicing fees due to undertaking–Note 3(a,b)	(620,187)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(10,409)
Net Expenses	**7,923,682**
Investment Income–Net	**32,200,092**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(6,496,365)
Net realized gain (loss) on forward currency exchange contracts	(13,624)
Net realized gain (loss) on financial futures	(1,016)
Net realized gain (loss) on options transactions	(29,141)
Net realized gain (loss) on swap transactions	(795,680)
Net Realized Gain (Loss)	**(7,335,826)**
Net unrealized appreciation (depreciation) on investments	3,305,691
Net Realized and Unrealized Gain (Loss) on Investments	**(4,030,135)**
Net Increase in Net Assets Resulting from Operations	**28,169,957**

See notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended March 31, 2005

Cash Flows from Operating Activities ($):		
Interest received	37,095,618	
Dividends received	704,213	
Interest and loan fees paid	(2,983,380)	
Operating expenses paid	(1,188,917)	
Paid to The Dreyfus Corporation	(3,681,543)	**29,945,991**
Cash Flows from Investing Activities ($):		
Purchases of portfolio securities	(374,531,101)	
Net proceeds of short-term portfolio securities	8,165,000	
Proceeds from sales of portfolio securities	396,761,825	
Foreign Exchange Contracts transactions	(13,624)	
Options transactions	(29,141)	
Swap transactions	(795,680)	
Futures transactions	(1,016)	**29,556,263**
Cash Flows from Financing Activities ($):		
Dividends paid	(32,861,016)	
Loan payments	(27,000,000)	**(59,861,016)**
Decrease in cash		**(358,762)**
Cash at beginning of period		337,677
Cash overdraft at end of period		**(21,085)**
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities ($):		
Net Increase in Net Assets Resulting From Operations		28,169,957
Adjustments to reconcile net increase in net assets resulting from operations to net cash used by operating activities ($):		
Decrease in interest receivable		299,529
Increase in interest and loan commitment fees		114,260
Decrease in accrued operating expenses		(36,036)
Increase in prepaid expenses		(251)
Decrease in due to The Dreyfus Corporation		(8,131)
Net realized loss on investments		7,335,826
Net unrealized appreciation on investments		(3,305,691)
Noncash dividends		(786,413)
Decrease in dividends receivable		191,101
Net amortization of discount and premium on investments		(2,028,160)
Net Cash Provided by Operating Activities		**29,945,991**
Supplementary disclosure noncash financing activities ($):		
Reinvestment of dividends which increase paid-in capital		2,577,488

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005	2004
Operations ($):		
Investment income–net	32,200,092	39,691,694
Net realized gain (loss) on investments	(7,335,826)	(8,937,779)
Net unrealized appreciation (depreciation) on investments	3,305,691	73,376,894
Net Increase (Decrease) in Net Assets Resulting from Operations	**28,169,957**	**104,130,809**
Dividends to Shareholders from ($):		
Investment income–net	**(34,838,735)**	**(42,091,620)**
Beneficial Interest Transactions ($):		
Dividends reinvested–Note 1(e)	**2,577,488**	**6,737,416**
Total Increase (Decrease) in Net Assets	**(4,091,290)**	**68,776,605**
Net Assets ($):		
Beginning of Period	337,957,537	269,180,932
End of Period	**333,866,247**	**337,957,537**
Capital Share Transactions (Shares):		
Shares issued for dividends reinvested	**528,139**	**1,385,051**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Year Ended March 31,				
	2005	2004[a]	2003	2002[b]	2001
Per Share Data ($):					
Net asset value, beginning of period	4.76	3.87	4.93	6.35	10.06
Investment Operations:					
Investment income−net	.45[c]	.56[c]	.68[c]	.81[c]	1.14
Net realized and unrealized					
gain (loss) on investments	(.05)	.93	(1.00)	(1.33)	(3.57)
Total from Investment Operations	.40	1.49	(.32)	(.52)	(2.43)
Distributions:					
Dividends from investment					
income−net	(.49)	(.60)	(.74)	(.90)	(1.28)
Net asset value, end of period	4.67	4.76	3.87	4.93	6.35
Market value, end of period	4.40	5.48	5.16	5.41	6.47
Total Return (%)[d]	(10.95)	19.92	14.22	(1.84)	(14.09)
Ratios/Supplemental Data (%):					
Ratio of total expenses, exclusive of					
interest, to average net assets	1.61	1.64	1.73	1.71	1.61
Ratio of net expenses, exclusive of					
interest, to average net assets	1.42	1.45	1.54	1.52	1.61
Ratio of interest expense					
to average net assets	.91	.72	1.45	2.99	3.13
Ratio of net investment income					
to average net assets	9.50	12.35	17.66	14.95	14.35
Portfolio Turnover Rate	81.52	145.95	186.19	239.11	42.61
Net Assets, end of period ($ x 1,000)	333,866	337,958	269,181	332,482	415,597

	Year Ended March 31,				
	2005	2004[a]	2003	2002[b]	2001
Ratios/Supplemental Data (%) **(continued):**					
Average borrowings outstanding ($ x 1,000)	138,099	137,123	126,350	174,415	232,205
Weighted average number of fund shares outstanding ($ x 1,000)	71,294	70,406	68,538	66,400	64,724
Average amount of debt per share ($)	1.94	1.95	1.84	2.63	3.59

[a] *As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 12.05% to 12.35%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.*

[b] *As required, effective April 1, 2001, the fund has adopted the provisions of AICPA and Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended March 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 15.96% to 14.95%. Per share data and ratios/supplement data for periods prior to April 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Calculated based on market value.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Strategies Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act") as a non-diversified, closed-end management investment company. The fund's primary investment objective is to seek high current income by investing at least 65% of its total assets in income securities rated below investment grade. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager and administrator. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premiums on investments is recognized on a scientific basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statements of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested either (i) through receipt of additional unissued but authorized shares from the fund ("newly issued shares") or (ii) by purchase of outstanding shares on the open market of the New York Stock Exchange or elsewhere as defined in the dividend reinvestment plan.

On March 30, 2005, the Board of Trustees declared a cash dividend of $.04 per share from investment income-net, payable on April 27, 2005 to shareholders of record as of the close of business on April 13, 2005.

(f) Concentration of risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline because of factors that affect a particular industry.

As of July 21, 2004, the fund is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers. This percentage will be in addition to any other common stock holdings acquired as part of warrants or "units", so that the fund's total common stock holdings could exceed 5% at a particular time. However, the fund currently intends to invest directly in common stocks (including those offered in a IPO) to gain sector exposure and when suitable high yield bonds are not available for sale, and expectes to sell the common stock promptly when suitable high yield bonds are subsequently acquired.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $479,499, accumulated capital losses $643,828,865 and unrealized appreciation $5,325,795. In addition, the fund had $17,747,804 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $28,648,395 of the carryover expires in fiscal 2007, $32,334,001 expires in fiscal 2008, $136,674,723 expires in fiscal 2009, $283,731,643 expires in fiscal 2010, $105,470,700 expires in fiscal 2011 and $56,969,403 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were as follows: ordinary income $34,838,735 and $42,091,620, respectively.

During the period ended March 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums and consent fees, the fund increased accumulated undistributed investment income-net by $2,769,771, decreased net realized gain (loss) on investments by $4,834,859 and increased paid-in capital by $2,065,088. Net assets were not affected by this reclassification.

NOTE 2—Borrowings:

The fund has entered into a $175,000,000 Revolving Credit and Security Agreement (the "Agreement"), which expires on June 15, 2006. Under the terms of the Agreement, the fund may borrow Advances (including Eurodollar Advances), on a collateralized basis with certain fund assets used as collateral which amounted to $282,488,032 as of March 31, 2005; the yield to be paid by the fund on such Advances is determined with reference to the principal amount of each Advance (and/or Eurodollar Advance) outstanding from time to time. The fund pays certain other fees associated with the Agreement. During the period ended March 31, 2005, $668,067 applicable to those fees was included in interest expense.

The average daily amount of borrowings outstanding during the period ended March 31, 2005, under the Agreement, was approximately $138,099,000, with a related weighted average annualized interest rate of 1.76%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management and administration agreement with the Manager, the management and administration fee is computed at the annual rate of .90 of 1% of the value of the fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage) (the "Managed Assets") and is payable monthly.

For the period from April 1, 2004 through April 4, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .10 of 1% of the Managed Assets. For the period from April 5, 2005 through May 25, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .15 of 1% of the Managed Assets. For the period from May 26, 2005 through October 31, 2005, the Manager has agreed to waive receipt of a portion of the fund's management fee in the amount of .25 of 1% of the Managed Assets. The reduction in management fee, pursuant to the undertaking, amounted to $477,067 during the period ended March 31, 2005.

The fund compensates Mellon Investor Services, L.L.C., an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $28,631 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2005, the fund was charged $48,340 pursuant to the custody agreement.

(b) In accordance with the Shareholder Servicing Agreement, UBS Warburg LLC Inc. provides certain shareholder services for which the fund pays a fee computed at the annual rate of .10 of 1% of the value of the fund's average weekly Managed Assets. During the period ended March 31, 2005, the fund was charged $477,067 pursuant to the Shareholder Servicing Agreement.

For the period from April 1, 2004 through April 4, 2005, UBS Warburg LLC agreed to waive receipt of a portion of the fund's shareholder services fee in the amount of .03 of 1% of the Managed Assets. For the period from April 5, 2005 through October 31, 2005, UBS Warburg LLC has agreed to waive receipt of a portion of the fund's shareholders services fee in the amount of .05 of 1% of the Managed Assets. The reduction in shareholder servicing fee, pursuant to the undertaking, amounted to $143,120 during the period ended March 31, 2005.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $350,417, custodian fees $10,576 and transfer agency per account fees $3,000, which are offset against an expense reimbursement currently in effect in the amount of $40,934.

(c) Each Trustee who is not an "interested person" of the fund as defined in the Act receives $17,000 per year plus $1,000 for each Board meeting attended and $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting. In the event that there is a joint committee meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds, The Dreyfus/Laurel Funds Trust, collectively, (the "Dreyfus/Laurel Funds") and the fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the fund. Each Trustee who is not an interested person also receives $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The fund also reimburses each Trustee who is not an "interested person" of the fund for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts).

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options, swaps and forward currency exchange contracts, during the period ended March 31, 2005, amounted to $372,158,107 and $393,926,969, respectively.

The fund may use various derivatives, including options, futures contracts, forward currency exchange contracts, mortgage-related securities, asset-backed securities and swaps. The fund may invest in, or enter into, these financial instruments for a variety of reasons, including to hedge certain market trends, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.

The fund follows the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as a net realized gain/loss. Interest rate swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. As of March 31, 2005, there were no interest rate swaps open.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

The fund may invest in financial futures contracts which expose the fund to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At March 31, 2005, there were no financial futures contracts outstanding.

The fund may enter into forward currency exchange contracts. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At March 31, 2005, there were no open forward currency exchange contracts.

At March 31, 2005, the cost of investments for federal income tax purposes was $438,210,354; accordingly, accumulated net unrealized appreciation on investments was $5,325,764, consisting of $22,553,947 gross unrealized appreciation and $17,228,183 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTE 6—Subsequent Event:

On May 25, 2005, the Board of Trustees declared a cash dividend of $.0325 per share from investment income-net, payable on June 23, 2005 to shareholders of record as of the close of business on June 9, 2005. The previous cash dividend declared on April 28, 2005 was $.04 per share from investment income-net.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Dreyfus High Yield Strategies Fund

We have audited the accompanying statement of assets and liabilities, of Dreyfus High Yield Strategies Fund (the "Fund"), including the statement of investments, as of March 31, 2005, and the related statement of operations and cash flows for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2005, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus High Yield Strategies Fund as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, and the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 25, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates .47% of the ordinary dividends paid during the fiscal year ended March 31, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $138,268 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

SUPPLEMENTAL INFORMATION (Unaudited)

Certifications

In August 2004, the fund's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) pursuant to Section 303A.12(a) of the NYSE Listed Company Manual. The fund's principal executive and principal financial officer certifications pursuant to Rule 30a-2 under the 1940 Act are filed with the fund's Form N-CSR filings and are available on the SEC's Web site at http://www.sec.gov.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 30, 2005, the Board considered the re-approval for another one-year term of the fund's Investment Management and Administration Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Investment Management and Administration Agreement. The Manager's representatives reviewed the relationships the Manager has with various intermediaries and the different needs of each, and its need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board recognized that, as a closed-end fund, the fund is not subject to inflows and outflows of assets to the extent an open-end fund would be that would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Investment Management and Administration Fee and Expense Ratio. The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on comparisons to groups of comparable funds and Lipper averages, and discussed the results of the comparisons. The Board members took into consideration that the fund ranked in the first and

second quartile of its comparison group and in the first quartile of its Lipper category when comparing income from investments (based on net asset value) for the one-, three- and five-year periods. The Board members noted the fund's principal objective of generating high current income and the particular importance for a closed-end fund to produce competitive relative results in pursuit of that objective. The Board members also considered that the Fund's total return performance (based on net asset value) was notably lower than its comparison group and Lipper category averages, based on net asset value, for the one-, three- and five-year periods. Representatives of the Manager discussed with the Board the Manager's efforts to improve the Fund's total return performance, including the portfolio management change in January 2005, when Jon Uhrig and John McNichols became the portfolio managers of the Fund.

The Board members reviewed the range of management fees in the comparison groups and the expense ratio averages of the comparison groups. The Manager and the Board members agreed that an increase to the amount of the Manager's voluntary waiver of a portion of the fund's investment management and administration fee would be implemented in an effort to move the fund's expense ratio closer to the comparison group averages for the period of the waiver.

Noting that neither the Manager nor its affiliates manage any other high yield, leveraged, closed-end funds, representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by separate accounts with similar investment objectives, policies and strategies (the "Similar Accounts"). Representatives of the Manager explained the nature of each Similar Account and the differences, from the Manager's perspective, in managing and providing other services to such Similar Accounts as compared to management of the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the Fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the management and other services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund. The fund's investment management and administration fee is payable on the fund's total assets, including assets attributable to its leverage structure, and the percentage of such leverage will result in increased or decreased investment management and administration fees to the Manager from year to year. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Investment Management and Administration Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had not been increasing materially (as is the case typically with a closed-end fund), the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered. It also was noted that any undertaking to waive a portion of the fund's investment management and administration fee had the potential to reduce the profitability percentage for managing the Fund over the period of the undertaking.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Management and Administration Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, noting, in particular, the change in portfolio managers in January 2005.

- The Board concluded, taking into account the increased voluntary fee waiver, that the fee paid to the Manager by the fund was reasonable in light of considerations described above.

- The Board determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Management and Administration Agreement was in the best interests of the fund and its shareholders and that the Investment Management and Administration Agreement would be renewed until October 31, 2005, prior to which the Board will re-consider the renewal for the remainder of the annual period (through April 4, 2006).

To participate automatically in the Dividend Reinvestment Plan (the "Plan") of the Dreyfus High Yield Strategies Fund (the "fund"), fund shares must be registered in either your name, or, if your fund shares are held in nominee or "street" name through your broker-dealer, your broker-dealer must be a participant in the Plan. You may terminate your participation in the Plan, as set forth below. All shareholders participating (the "Participants") in the Plan will be bound by the following provisions:

Mellon Investor Services, LLC (the "Agent") will act as Agent for each Participant, and will open an account for each Participant under the Plan in the same name as their present shares are registered, and put into effect for them the dividends reinvestment option of the plan as of the first record date for a dividend or capital gains distribution.

Whenever the fund declares income dividend or capital gains distribution payable in shares of the fund or cash at the option of the shareholders, each Participant that does not opt for cash distributions shall take such distribution entirely in shares. If on the payment date for a dividend or capital gains distribution, the net asset value is equal to or less than the market price per share plus estimated brokerage commissions, the Agent shall automatically receive such shares, including fractions, for each Participant's account except in the circumstances described in the following paragraph. Except in such circumstances, the number of additional shares to be credited to each Participant's account shall be determined by dividing the dollar amount of the income dividend or capital gains distribution payable on their shares by the greater of the net asset value per share determined as of the date of purchase or 95% of the then current market price per share of the fund's shares on the payment date.

Should the net asset value per share of the fund shares exceed the market price per share plus estimated brokerage commissions on the payment date for a share or cash income dividend or capital gains distribution, the Agent or a broker-dealer selected by the Agent shall endeavor, for a purchase period of 30 days to apply the amount of such dividend or capital gains distribution on each Participant's shares (less their pro rata share of brokerage commissions incurred with respect to the Agent's open-market purchases in connection with the reinvestment of such dividend or distribution) to purchase shares of the fund on the open market for each Participant's account. In no event may such purchase be made more than 30 days after the payment date for such dividend or distribution except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities laws. If, at the close of business on any day during the purchase period the net asset value per share equals or is less than the market price per share plus estimated brokerage commissions, the Agent will not make any further open-market purchases in connection with the reinvestment of such dividend or distribution. If the Agent is unable to invest the full dividend or distribution amount through open-market purchases during the purchase period, the Agent shall request that, with respect to the uninvested portion of such dividend or distribution amount, the fund issue new shares at the close of business on the earlier of the last day of the purchase period or the first day during the purchase period on which the net asset value per share equals or is less than the market price per share, plus estimated brokerage commissions. These newly issued shares will be valued at the then-current market price per share of the fund's shares at the time such shares are to be issued.

For purposes of making the dividend reinvestment purchase comparison under the Plan, (a) the market price of the fund's shares on a particular date shall be the last sales price on the New York Stock Exchange on that date, or, if there is no sale on such Exchange on that date, then the mean between the closing bid and asked quotations for such shares on such Exchange on such date and (b) the net asset value per share of the fund's shares on a particular date shall be the net asset value per share most recently calculated by or on behalf of the fund.

Open-market purchases provided for above may be made on any securities exchange where the fund's shares are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as the Agent shall determine.

Each Participant's uninvested funds held by the Agent will not bear interest, and it is understood that, in any event, the Agent shall have no liability in connection with any inability to purchase shares within 30 days after the initial date of such purchase as herein provided, or with the timing of any purchase effected. The Agent shall have no responsibility as to the value of the fund's shares acquired for each Participant's account. For the purpose of cash investments, the Agent may commingle each Participant's fund with those of other shareholders of the fund for whom the Agent similarly acts as Agent, and the average price (including brokerage commissions) of all shares purchased by the Agent as Agent shall be the price per share allocable to each Participant in connection therewith.

The Agent may hold each Participant's shares acquired pursuant to the Plan together with the shares of other shareholders of the fund acquired pursuant to the Plan in noncertificated form in the Agent's name or that of the Agent's nominee. The Agent will forward to each Participant any proxy solicitation material; and will vote any shares so held for each Participant first in accordance with the instructions set forth on proxies returned by the participant to the fund, and then with respect to any proxies not returned by the participant to the fund in the same portion as the agent votes proxies returned by the participants to the fund. Upon a Participant's written request, the Agent will deliver to the Participant, without charge, a certificate or certificates for the full shares.

The Agent will confirm to each Participant each acquisition made for their account as soon as practicable but not later than 60 days after the date thereof. Although each Participant may from time to time have an undivided fractional interest (computed to four decimal places) in a share of the fund, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each Participant's account. In the event of termination of a Participant's account under the Plan, the Agent will adjust for any such undivided fractional interest in cash at the market value of the fund's shares at the time of termination.

Any share dividends or split shares distributed by the fund on shares held by the Agent for Participants will be credited to their accounts. In the event that the fund makes available to its shareholders rights to purchase additional shares of other securities, the shares held for each Participant under the Plan will be added to other shares held by the Participant in calculating the number of rights to be issued to each Participant.

The Agent's service fee for handling capital gains distributions or income dividends will be paid by the fund. Each Participant will be charged their pro rata share of brokerage commissions on all open-market purchases.

Each Participant my terminate their account under the Plan by notifying the Agent in writing. Such termination will be effectively immediately if the Participant's notice is received by the Agent not less than ten days prior to any dividend or distribution record date, otherwise such termination will be effective shortly after the investment of such dividend distributions with respect to any subsequent dividend or distribution. The Plan may be terminated by the Agent or the fund upon notice in writing mailed to each Participant at least 90 days prior to any record date for the payment of any dividend or distribution by the fund. Upon any termination, the Agent will cause a certificate or certificates to be issued for the full shares held for each Participant under the Plan and cash adjustment for any fraction to be delivered to them without charge. If a Participant elects by notice to the Agent in writing in advance of such termination to have the Agent sell part or all of their shares and remit the proceeds to them, the Agent is authorized to deduct a $5.00 fee plus brokerage commission for this transaction from the proceeds.

These terms and conditions may be amended or supplemented by the Agent or the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Agent receives written notice of the termination of their account under the Plan. Any such amendment may include an appointment by the Agent in its place and stead of a successor Agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Agent under these terms and conditions. Upon any such appointment of any Agent for the purpose of receiving dividends and distributions, the fund will be authorized to pay to such successor Agent, for each Participant's account, all dividends and distributions payable on shares of the fund held in their name or under the Plan for retention or application by such successor Agent as provided in these terms and conditions.

The Agent shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Agent's negligence, bad faith, or willful misconduct or that of its employees.

These terms and conditions shall be governed by the laws of the State of New York.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

——————————

James Fitzgibbons (70)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

——————————

J. Tomlinson Fort (76)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

——————————

Kenneth A. Himmel (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————

Roslyn Watson (55)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representa-
  tion of African Americans in positions of leadership, influence and decision-making in
  Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 23 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

ROBERT R. MULLERY, Assistant Secretary since October 2004.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

OFFICERS AND TRUSTEES

Dreyfus High Yield Strategies Fund

200 Park Avenue
New York, NY 10166

Portfolio Managers

John McNichols
Jonathan Uhrig

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Kirkpatrick & Lockhart
Nicholson Graham LLP

Transfer Agent,
Dividend Disbursing Agent

Mellon Investor Services LLC

Stock Exchange Listing

NYSE Symbol: DHF

Initial SEC Effective Date

4/23/98

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
High Yield Strategies Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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